Exhibit 99.1

Eros International and STX Entertainment to
Combine, Creating a Global Entertainment Content,
Digital Media & OTT Powerhouse

Combined Company will Remain a Publicly Traded Enterprise, Uniquely Positioned to Benefit from the Accelerating Consumption of Premium Digital Content in the World’s Most Important Growth Markets with a Robust Capital Structure and Experienced Management Team

•	Combines leading Indian film studio and OTT platform with one of Hollywood’s fastest-growing independent media companies; to be named Eros STX Global Corporation and will trade publicly on the NYSE
•	Creates a pre-eminent global media company with unique resources and capability to develop, produce and distribute Bollywood and Hollywood premium content at scale and across platforms, leveraging unique strategic and distribution partnerships globally including Apple, Amazon, Microsoft, NBCUniversal and Google/YouTube
•	Revamped capital structure includes $125 million of incremental equity from new and existing STX Entertainment equity investors, including TPG, Hony Capital and Liberty Global; superior liquidity and a robust balance sheet including a $350 million JP Morgan-led credit facility
•	Increased financial scale with over $600 million in pro forma revenue for calendar 2019 and over $300 million of highly-predictable aggregated future revenue from STX Entertainment films already released through 2019
•	188 million+ Eros Now registered users including 26 million+ paid subscribers
•	Approximately $50 million of highly-actionable operating synergies across global operations
•	Newly constituted management team led by Kishore Lulla as Executive Co-Chairman, Robert Simonds as Co-Chairman & Chief Executive Officer, Andrew Warren as Chief Financial Officer, Rishika Lulla Singh and Noah Fogelson as Co-Presidents, and Prem Parameswaran as Head of Corporate Strategy

Douglas, ISLE OF MAN and Burbank, CALIFORNIA – April 17, 2020 – Eros International PLC (NYSE:EROS) (“Eros International”), a global Indian entertainment company and STX Filmworks, Inc. (“STX Entertainment”), a global, next generation media company, today announced they had entered into a definitive stock-for-stock merger agreement to create the first publicly traded, independent content and distribution company with global reach and unique positions in the United States, India and China.

STX Entertainment is a fully-integrated global media company specializing in the production, marketing, and distribution of talent-driven motion picture, television and multimedia content. It is the first major entertainment and media company to be launched at this scale in Hollywood in more than twenty years.

Founded in 2014, STX Entertainment is a leading independent Hollywood studio focused on producing, marketing, owning and distributing film and television content for global audiences across traditional and digital media platforms. To date, the company has released 34 films grossing over $1.5bn in global box office receipts, including such leading titles as Hustlers, Bad Moms and The Upside. STX Entertainment has a deep global distribution network spanning 150+ countries with world-class partners. STX Entertainment has a differentiated asset-lite, capital efficient business model, unique strategic relationships and well-established access to the Chinese entertainment market. STX Entertainment generated revenue of over $400 million in calendar year 2019.

The combined company, to be called Eros STX Global Corporation, will have a robust pipeline of feature length films and episodic content with powerful, well-established positions in the world’s fastest-growth global markets. The combined company, with $125 million of incremental equity, will boast a strong and revamped capital structure and superior liquidity position at close with $264 million of pro forma net debt, $195 million of pro forma cash balance and $120 million of available revolver capacity as of December 31, 2019. The combined company, which following the consummation of the transaction will be publicly traded on NYSE, will possess a strong management team led by highly experienced executives from both entities.

“We are thrilled to join with STX Entertainment as this represents a landmark step in our company’s transformation. We are already at an inflection point as we move to a more consistent, stable and high growth revenue profile with our digital over-the-top (“OTT”) platform. This merger will not only fuel our growth, but will also diversify our underlying sources of revenue and subscribers with a truly global play, building a powerhouse between East and West. We are well positioned to create long-term value for our shareholders, partners and employees,” said Kishore Lulla Executive Chairman and Chief Executive Officer of Eros International. “Collectively, we will have a unique capability to present our film and episodic libraries and pipeline of original content to a broad and growing global audience through multiyear output deals, strategic alliances and our market leading Eros Now streaming platform.”

Mr. Lulla continued, “This company will be financially strong and uniquely positioned to compete immediately thanks to its global footprint, strong revenue and recapitalized balance sheet, including a large new equity commitment. These significant investments and no meaningful debt maturities in the near-term enable the company to pursue strategic investments in key growth areas, including traditional and digital distribution, film acquisition, TV production and development of original episodic content.”

Robert Simonds, Executive Chairman and Chief Executive Officer of STX Entertainment stated, “The combination of our two companies creates the first truly independent media company that deeply integrates the expertise and creative cultures of Hollywood and Bollywood. Kishore is a legend in the Indian entertainment industry and a pioneer in OTT content development and distribution in India. Together we will have the relationships, management expertise and resources to create new content and grow rapidly in the largest and most attractive global markets. On day one, we will have the ability to tap into our significant combined libraries, and draw upon our deep relationships with A-list actors, directors and producers across the globe to create even more compelling content for millions of consumers.”

Transformational Combination Creates Strategic and Financial Benefits

•	Robust pipeline of film and episodic content with multi-channel distribution: The combined company is projected to release approximately 40 feature length films, including seven sequels to prior hits and 100+ originals of episodic content, in 2020. The combined company’s global multichannel distribution across pay-TV via Showtime, digital via Netflix, Hulu, Amazon and Eros Now, the #1 Subscription Video on Demand (“SVOD”) platform for Indian content based on size of OTT library, reduces reliance on theatrical monetization. Eros Now’s strategic and distribution partnerships with Apple, NBCUniversal, Microsoft and YouTube, as well as STX Entertainment’s global output and distribution agreements covering 150+ territories, provides unique opportunities for rapid content proliferation.

•	Well-established positions in the fastest growing and largest global markets: In India, the world’s fastest growing media market, the combined company will have a leading box office presence and one of the largest libraries of Indian language films. In China, the world’s second fastest growing media market, the combined company will have existing production and distribution capabilities plus relationships with the most popular “A-list” talent in this market. In the United States, the combined company will have the leading box office share among independent Hollywood studios, with a successful film library and a substantial film and episodic content pipeline.
•	Strong capital structure and fully funded business plan enables long term stability and drives growth investment: Recapitalized balance sheet with $125 million of incremental new equity funding and meaningful extension of average debt maturities. The combined company will have a fully-funded business plan, a conservative capital structure, and superior liquidity position with $264 million of pro forma net debt, $195 million of pro forma cash balance and $120 million of revolver capacity as of December 31, 2019. In addition, the new company’s risk-mitigated production / distribution model requires limited company equity investment to produce content at scale, features low overhead and utilizes third-party funding to drive attractive margins and returns on investment.
•	Substantial operating synergy opportunities: The combined company is expected to generate approximately $50 million in run-rate operating synergies within 24 months of closing, stemming from integration and scale benefits, optimization of global content distribution and enhanced monetization of the Eros Now platform.
•	A newly constituted board of directors and senior leadership team: The initial Board of Directors of the combined company will include nine board members comprised of highly regarded media, private equity and public company executives with four Directors selected by Eros International (with one independent Director), four Directors selected by STX Entertainment (with one independent Director) and one independent Director selected jointly. Drawing talent from both companies, the combined entity will have a team of industry-leading creative, operational and financial experts, with deep knowledge of key global growth markets and U.S. public company governance experience. In addition to Mr. Lulla and Mr. Simonds, Andrew Warren, currently STX Entertainment’s Chief Financial Officer, will serve as CFO; Rishika Lulla Singh, currently Chairman of Eros Digital, and Noah Fogelson, currently STX Entertainment’s EVP of Corporate Strategy and General Counsel, will each serve as Co-Presidents; and Prem Parameswaran, currently Chief Financial Officer of Eros International, will serve as Head of Corporate Strategy. To ensure sustained market focus, Adam Fogelson will continue to serve as Chairman of STX Motion Pictures Group, while Pradeep Dwivedi will continue to serve as CEO-India.

Transaction

In the transaction, STX Entertainment will merge with a newly formed subsidiary of Eros International and will survive as a wholly owned subsidiary of Eros International. The stock-for-stock, merger-of-equals transaction calls for the combined company to utilize Eros International’s existing dual-class share structure. Eros B Ordinary Shares which will continue to be owned by the Eros International founder group will retain their 10:1 voting rights while Eros A Ordinary Shares will carry one vote per share. Pursuant to the merger agreement, STX Entertainment shares will be converted into contractual contingent value rights that will be settled for Eros A Ordinary Shares approximately 75 days after the effective time of the merger. STX Entertainment shares will convert such that, prior to giving effect to any incremental equity investment in Eros International or new management equity plan, existing Eros International shareholders will own approximately 50% of the combined company and existing STX Entertainment shareholders will own approximately 50% of the combined company with approximately 338 million diluted shares outstanding, taking into account the effect of existing in-the-money stock options and conversion of outstanding senior convertible notes. In connection with the merger, $125 million of incremental equity will also be contributed to the combined company by new equity investors and existing STX Entertainment equity investors including TPG, Hony Capital and Liberty Global. Furthermore, the combined company will adopt a management equity plan with an aggregate equity pool of 40 million Eros A Ordinary Shares, that will be allocated between Eros International and STX Entertainment management. The $125 million of incremental equity and the management equity plan will represent approximately 15% and 9% of the combined company, respectively, on a fully diluted basis, based on Eros International’s closing stock price as of April 16th, 2020. Following the merger, the incremental equity investment and allocation of the management equity plan, and based on this closing price, Eros International’s Founders Group will hold approximately 41% of the voting power and 10% of the economics in the combined company on a fully diluted basis through a combination of A and B Ordinary Shares. Please refer to the Eros International Form 6-K for a full summary of the material terms of the transaction.

The combined company will be domiciled in Isle of Man, and headquartered in both Mumbai, Maharashtra, India and Burbank, California, USA.

Approvals and Timing

The transaction was approved by the Boards of Directors of both companies, and approved by the requisite vote of the shareholders of both STX Entertainment and Eros International. The transaction is subject to regulatory approvals and closing conditions and is expected to close in the second calendar quarter of 2020. Eros International’s Founder Group has signed a voting and support agreement for the transaction.

Financial Outlook

Post closing, Eros STX Global Corporation intends on providing financial outlook for the combined company, including projected three-year compound annual growth rates for revenue, free cash flow and EBITDA.

Advisors

Citigroup Global Markets Inc. is serving as financial adviser to Eros International and Gibson, Dunn & Crutcher LLP is serving as its legal adviser. PJT Partners is serving as financial adviser to STX Entertainment, and Kirkland & Ellis LLP is serving as its legal adviser. JP Morgan is serving as administrative agent under the senior credit facility.

About Eros International

Eros International Plc (NYSE:EROS) a Global Indian Entertainment company that acquires, co-produces and distributes Indian films across all available formats such as cinema, television and digital new media. Eros International Plc was the first Indian media company to list on the New York Stock Exchange. Eros International has experience of over three decades in establishing a global platform for Indian cinema. The Company has an extensive and growing movie library comprised of over 3,000 films, which include Hindi, Tamil, and other regional language films. The Company also owns the rapidly growing OTT platform Eros Now which has rights to over 12,000 films across Hindi and regional languages. For further information about the company and this transaction, please visit www.erosplc.com.

About STX Entertainment

STX Entertainment is a fully-integrated global media company specializing in the production, marketing, and distribution of talent-driven motion picture, television and multimedia content. It is the first major entertainment and media company to be launched at this scale in Hollywood in more than twenty years.

Founded in 2014, STX Entertainment is a leading independent Hollywood studio focused on producing, marketing, owning and distributing film and television content for global audiences across traditional and digital media platforms. To date, the company has released 34 films grossing over $1.5bn in global box office receipts, including such leading titles as Hustlers, Bad Moms and The Upside. STX Entertainment has a deep global distribution network spanning 150+ countries with world-class partners. STX Entertainment has a differentiated asset-lite, capital efficient business model, unique strategic relationships and well-established access to the Chinese entertainment market.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act, and such statements are subject to the safe harbors created thereby. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “approximately,” “anticipate,” “believe,” “estimate,” “continue,” “could,” “expect,” “future,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will” and similar expressions. Those statements include, among other things, the discussions of Eros International’s business strategy and expectations concerning its and the combined company’s market position, future operations, margins, profitability, liquidity and capital resources, tax assessment orders and future capital expenditures. All such forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that Eros International is expecting, including, without limitation: Eros International’s and the combined company’s ability to successfully and cost-effectively source film content; Eros International’s and the combined company’s ability to achieve the desired growth rate of Eros Now, its digital over-the-top (“OTT”) entertainment service; Eros International’s and the combined company’s ability to maintain or raise sufficient capital; delays, cost overruns, cancellation or abandonment of the completion or release of Eros International’s or the combined company’s films; Eros International’s and the combined company’s ability to predict the popularity of its films, or changing consumer tastes; Eros International’s and the combined company’s ability to maintain existing rights, and to acquire new rights, to film content; Eros International’s and the combined company’s ability to successfully defend any future class action law suits it is a party to in the U.S.; anonymous letters to regulators or business associates or anonymous allegations on social media regarding Eros International’s or the combined company’s business practices, accounting practices and/or officers and directors; Eros International’s and the combined company’s dependence on the Indian box office success of its Hindi and high budget Tamil and Telugu films; Eros International’s and the combined company’s ability to recoup the full amount of box office revenues to which it is entitled due to underreporting of box office receipts by theater operators; Eros International’s and the combined company’s dependence on its relationships with theater operators and other industry participants to exploit Eros International’s and the combined company’s film content; Eros International’s and the combined company’s ability to mitigate risks relating to distribution and collection in international markets; fluctuation in the value of the Indian rupee against foreign currencies; Eros International’s and the combined company’s ability to compete in the Indian film industry; Eros International’s and the combined company’s ability to compete with other forms of entertainment; Eros International’s and the combined company’s ability to combat piracy and to protect its intellectual property; Eros International’s and the combined company’s ability to maintain an effective system of internal control over financial reporting; contingent liabilities that may materialize, including Eros International’s or the combined company’s exposure to liabilities on account of unfavorable judgments/decisions in relation to legal proceedings involving Eros International, the combined company or its subsidiaries and certain of its directors and officers; Eros International’s and the combined company’s ability to successfully respond to technological changes; regulatory changes in the Indian film industry and Eros International’s and the combined company’s ability to respond to them; Eros International’s and the combined company’s ability to satisfy debt obligations, fund working capital and pay dividends; the monetary and fiscal policies of India and other countries around the world, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; Eros International’s and the combined company’s ability to address the risks associated with acquisition opportunities; risks that the ongoing novel coronavirus pandemic and spread of COVID-19, and related public health measures in India and elsewhere, may have material adverse effects on Eros International’s and the combined company’s business, financial position, results of operations and/or cash flows; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy the closing conditions; the possibility that the consummation of the transactions contemplated by the merger agreement is delayed or does not occur; uncertainty as to whether the parties will be able to complete the transactions contemplated by the merger agreement on the terms set forth therein; uncertainty regarding the timing of the receipt of required regulatory approvals for the merger; the outcome of any legal proceedings that may be instituted against the parties or others following announcement of the transactions contemplated by the merger agreement; challenges, disruptions and costs of closing, integrating and achieving anticipated synergies, or that such synergies will take longer to realize than expected; risks that the merger and other transactions contemplated by the merger agreement disrupt current plans and operations that may harm the parties’ businesses; the amount of any costs, fees, expenses, impairments and charges related to the merger; uncertainty as to the effects of the announcement or pendency of the merger and related transactions on the market price of the Eros A Ordinary Shares and/or Eros International’s financial performance; and uncertainty as to the long-term value of the combined company’s ordinary shares.

The forward-looking statements contained in this communication are based on historical performance and management’s current plans, estimates and expectations in light of information currently available and are subject to uncertainty and changes in circumstances. There can be no assurance that future developments affecting Eros International and the combined company will be those that it has anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond Eros International’s and the combined company’s control. Should one or more of these risks or uncertainties materialize or should any of Eros International’s assumptions prove to be incorrect, Eros International’s and the combined company’s actual results may vary in material respects from what Eros International may have expressed or implied by these forward-looking statements. Eros International cautions that you should not place undue reliance on any of its forward-looking statements. Any forward-looking statement made by Eros International in this communication speaks only as of the date on which Eros International makes it. Factors or events that could cause Eros International’s actual results to differ may emerge from time to time, and it is not possible for Eros International to predict all of them. Eros International undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable securities laws.

Contact Information

Eros International

Mark Carbeck

Chief Corporate and Strategy Officer

Eros International Plc

mark.carbeck@erosintl.com

+44 207 258 9909

STX Entertainment

Sheila Ennis

Senior Vice President

Abernathy MacGregor

sbe@abmac.com

415-745-3294